UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 7, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:

Investor Relations

Leandro Perez Castaño, Finance and IR Manager.

* leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations Officer

* calmagro@tgs.com.ar

(   (+5411) 4865-9077

http://www.tgs.com.ar/en/investors

Media Relations Mario Yaniskowski ( (+5411) 4865-9050 ext. 1238

TGS Announces Results for the First Semester

and the Second Quarter ended on June 30, 2019(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 59% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure investments in Vaca Muerta basin will allow the Company to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Argentina.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family), WST S.A. (member of the Werthein Group) and PCT L.L.C. with the remaining 50%.

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2019

TGS holds 794,495,283 issued shares and 774,092,943 outstanding shares.

Buenos Aires, Argentina, August 7, 2019

During the three-month period ended June 30, 2019 (2Q2019), total income amounted to Ps. 4,053.8 million, or Ps. 5.222 per share (Ps. 26.110 per ADS), compared to Ps. 1,370.7 million, or Ps. 1.730 per share (Ps. 8.651 per ADS) for the same period in 2018 (2Q2018).

Financial results reflected a positive variation of Ps. 3,696.4 million, mainly as a result of the impact of the devaluation of the Argentine peso in 2Q2018 and its appreciation during 2Q2019.

Operating profit amounted to Ps. 4,731.8 million in 2Q2019, Ps. 162.9 million higher than in 2Q2018. This variation was mainly due to:

•

The positive effect recorded in Other operating results due to the recognition in 2Q2018 of the adverse award related to the arbitration ruling initiated by Pan American Energy S.L. Suc. Arg. (formerly Pan American Energy LLC Suc. Arg.) and Pan American Sur S.A. against the Company.

•

Lower revenues of Ps. 798.2 million. This decrease was mainly related to lower revenues at the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization business segments, by Ps. 427.5 million and Ps. 313.1 million, respectively.

•

Operating costs and Administrative and selling expenses decreased by Ps. 148.1 million, compared to 2Q2018.

Income tax recorded a negative variation of Ps. 1,157.0 million.

(1)

The financial information presented in this press release is based on consolidated interim financial statements presented in constant Argentine pesos as of June 30, 2019 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Quarterly Highlights

➢

From the total amount of the capital expenditures of Ps. 6,596.4 million in 1S2019, the Company allocated: i) Ps. 2,070.8 million toward the execution of the ambitious investment plan for the five-year period (April 2017 - March 2022) within the framework of the completion of the Comprehensive Tariff Review Process (“RTI”) and  ii) Ps. 4,261.5 million to the construction of the natural gas pipeline system and the compression plant in the Vaca Muerta area.

➢

On June 21, 2019, Resolution No. 336/2019 issued by the Secretary of Energy of the Ministry of Finance (“SE”), ordered the deferral of payment of 22% of the invoices issued between 1st July, 2019 and October 31, 2019 corresponding to residential natural gas users. The deferrals will be recovered from the invoices issued from December 1, 2019 in five consecutive monthly installments in equal amount. The National Government will pay to the licensees and the natural gas producers an economic compensation for the financial cost involved in the deferral, as a subsidy.

➢

At its meeting held on July 12, 2019, the Board of Directors of the Company decided to call a General Ordinary Shareholders Meeting to be held on August 15, 2019 in order to approve the extension of the amount of the Short and Medium Term Non-convertible Notes into Shares Program from US$ 700 million to US$ 1,200 million.

➢

As a result of an incident at PBB Polisur S.R.L. plant, the daily volume of ethane decreased substantially since the end of June 2019. There is no certainty of when the client will regularize the demand for ethane.

➢

On July 30, 2019, the SE issued Resolution No. 437/2019 calling for public bidding in order to award a license for the provision of the natural gas transportation service including the construction, in two stages, of a natural gas pipeline that connects: (i) the town of Tratayén in the Province of Neuquén with the town of Salliqueló, in the Province of Buenos Aires, and (ii) Salliqueló with the Coastline of the Argentine Republic near the City of San Nicolás de los Arroyos of the Province of Buenos Aires. Currently, the Company is analyzing the “pliego” included in said resolution and its participation in the bidding process.

Analysis of the results

2Q2019 vs. 2Q2018

TGS posted total revenues of Ps. 10,131.1 million in 2Q2019, a Ps. 798.2 million decrease compared to Ps. 10,929.3 million recorded in 2Q2018.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Natural Gas Transportation business segment represented approximately 48% and 49% of TGS’ total revenues during 2Q2019 and 2Q2018, respectively.

Revenues from the Natural Gas Transportation segment in 2Q2019 decreased by Ps. 427.5 million, compared to 2Q2018. This negative variation is mainly due to the negative effect of the inflation restatement in accordance with the provisions of IAS 29 - “Financial Information in Hyperinflationary Economies” (“IAS 29”) of revenues that could not be reversed by the tariff increases granted in the framework of the RTI process. These increases, in nominal value, were the following:

• 19.7% according to Resolution No. 265/2018 (“Resolution 265”) starting October 1, 2018, and,

• 26.0% according to Resolution No. 192/2019 (“Resolution 192”) starting April 1, 2019.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Additionally, and contributing to the negative effect that arises from the aforementioned restatement, during 2Q2019 there was a drop in the services provided by interruptible natural gas transportation.

Liquids Production and Commercialization revenues accounted for approximately 46% and 45% of the total revenues in 2Q2019 and 2Q2018, respectively. During 2Q2019, production was 14,839 short tons higher than the production of 2Q2018, reaching 606,666 short tons.

Liquids revenues decreased by Ps. 313.1 million year-over-year, amounting to Ps. 4,665.6 million in 2Q2019. This variation was mainly due to: (i) the impact of the restatement for inflation in accordance with the provisions of IAS 29 of Ps. 1,752.9 million, (ii) the nominal variation in prices that led to a decrease in revenues of Ps. 725.8 million and (iii) the decrease in the volumes of products shipped by Ps. 420.1 million. These effects were partially offset by the increase in the nominal variation in the exchange rate on revenues denominated in US dollars that amounted to Ps. 2,504.8 million.

Additionally, total volumes dispatched decreased by 8.6%, or 25,968 short tons in 2Q2019, compared to 2Q2018, which are mainly related to lower sales of ethane.

The breakdown of volumes dispatched by market and product is included below:

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total revenues, this segment accounted for approximately 6% of the revenues in 2Q2019 and 2Q2018, respectively.

Other services revenues decreased by Ps. 57.6 million in 2Q2019 compared to 2Q2018. This decrease was mainly due to the restatement of inflation due to the provisions of IAS 29 for Ps. 213.7 million and the nominal decrease in the operation and maintenance services rendered by Ps. 34.0 million. The aforementioned negative effects were partially offset by the increase in the nominal exchange rate of Ps. 131.9 million and higher services of natural gas compression and conditioning of Ps. 43.5 million.

Operating costs and administrative and selling expenses decreased by approximately Ps. 148.1 million in the 2Q2019 compared to 2Q2018. This variation is mainly explained by:  (i) the decrease in the cost of natural gas processed in the Cerri Complex of Ps. 194.8 million, mainly due to the lower volume of processed natural gas, (ii) the lower fees and services paid to third parties for Ps. 209.1 million and (iii) the lower cost of services provided to third parties of Ps. 123.4 million. These effects were partially offset by the increase in tax on exports of Ps. 130.1 million, higher labor costs of Ps. 106.5 million and depreciation of property, plant and equipment of Ps. 79.4 million.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Other operating results recorded a positive variation year-over-year of Ps. 813.0 million in 2Q2019, mainly as a result of the recognition during 2Q2018 of the adverse award of the arbitration held with Pan American Energy S.L. Suc. Arg. and Pan American Sur S.A. for Ps. 830.4 million. This effect was partially offset by the higher charge for contingency provisions of Ps. 25.8 million.

The financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 2Q2019, financial results experienced a positive variation of Ps. 3,696.4 million compared to 2Q2018. This variation is mainly due to the impact of: (i) the positive exchange difference of Ps. 3,199.0 million, (ii) in the gain on monetary position of Ps. 954.8 million as a consequence of the higher net monetary liability position and inflation rate of the 2Q2019, (iii) the lower interest generated by financial liabilities, which reported a Ps. 218.6 million and (iii) the result obtained by the derivative financial instruments of Ps. 127.4 million.

The aforementioned effects were partially offset by the lower interest generated by assets of Ps. 820.8 million mainly as a result of lower capital invested during 2Q2019.

For 2Q2019, TGS reported a loss for income tax of Ps. 1,848.5 million, compared to the loss reported in 2Q2018 of Ps. 691.5 million. This variation is mainly due to the higher charge for current income tax, given the higher comprehensive income before income tax.

1S2019 vs. 1S2018

In 1S2019, TGS reported total revenues of Ps. 20,257.2 million compared to Ps. 19,523.1 million obtained in the same period of 2018, which represented an increase of Ps. 734.1 million.

Revenues from the Natural Gas Transportation segment during 1S2019 increased by Ps. 148.1 million compared to 1S2018. The positive variation was mainly due to the tariff increase authorized by Resolutions No. 310/2018, 265 and 192. This effect was partially offset by the restatement of revenues according to IAS 29 and the lower volume transported by interruptible services.

Revenues from the Liquids segment increased by Ps. 698.4 million in 1S2019 compared to

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

1S2018, mainly as a result of the exchange rate of the Argentine peso with respect to the US dollar for Ps. 4,689.4 million. This effect was partially offset by the restatement in accordance with IAS 29 for Ps. 2,893.8 million and the decrease in prices for Ps. 1,175.1 million.

The volumes dispatched increased slightly by 1,743 short tons (0.3%), representing a nominal positive variation on revenues of Ps. 9.7 million. The breakdown of the volumes dispatched by market and product is included below:

Other Services revenues decreased by Ps. 112.4 million in 1S2019 compared to 1S2018. The decrease mainly corresponds to: (i) the effect of restatement according to IAS 29 of Ps. 366.8 million, (ii) lower operating and maintenance services of Ps. 146.2 million and (iii) lower construction services provided during 1S2019 of Ps. 49.2 million. These effects were partially offset by the increase in the exchange rate on revenues denominated in US dollars of Ps. 401.6 million and higher compression and conditioning services of natural gas of Ps. 42.9 million.

Operating costs, administrative and commercialization expenses corresponding to 1S2019 increased by Ps. 1,140.9 million, 11.4% compared to 1S2018. This variation is mainly due to the increase of: (i) the cost of natural gas processed in the Cerri Complex of Ps. 517.3 million, mainly as a result of the increase in the price of natural gas measured in Argentine pesos, showing a decrease in the price denominated in US dollars, (ii) in taxes, fees and contributions accrued, mainly as a result of the tax on exports and the gross income tax charge of Ps. 467.8 million, (iii) expenses for repair and maintenance of Property, plant and equipment incurred primarily for the operation of the natural gas transportation system of Ps. 186.6 million and (iv) labor costs of Ps. 165.8 million.

The following table shows the main components of operating costs, administrative and marketing expenses and their main variations for 1S2019 and 1S2018:

The other operating results recorded a positive variation of Ps. 789.4 million mainly as a result of the recognition in May 2018 of the adverse award of the Arbitration held with Pan American Energy S.L. Suc. Arg. and Pan American Sur S.A. This effect was partially offset by the higher negative charge for contingency provisions made in 1S2019.

In 1S2019, the financial results showed a positive variation of Ps. 3,179.8 million with respect to 1S2018. This variation is mainly due to the positive effect of the foreign exchange gain of Ps. 2,688.1 million due to the lower devaluation of the Argentine peso against the US dollar over the net passive position in foreign currency and the positive impact of RECPAM of Ps. 1,233.1 million. These effects were partially offset by the lower interest generated by assets of Ps. 704.1 million as a result of the lower capital invested during 1S2019.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Liquidity and capital resources

The net positive variation in cash and cash equivalents in 1S2019 and 1S2018 was as follows:

Net cash flow generated in 1S2019 was Ps. 22,088.9 million lower than 1S2018.

Net cash flow provided by operating activities recorded a positive variation of Ps. 1,057.1 million, derived mainly from the increase in operating income and the positive variation in working capital. These effects were partially offset by the higher payment of income tax and interests.

Net cash flow used in investment activities showed an increase of Ps. 6,199.0 million. This was due to the greater investments in capital expenditures made in order to conclude the Five-Year Investment Plan committed in accordance with the provisions of the RTI and the development of the midstream business in Vaca Muerta project. On the other hand, during 1S2019 there was an increase in funds applied to the acquisition of financial assets not considered cash and cash equivalents.

During 1S2019, net cash flows used in financing activities, showed a negative variation of Ps. 16,946.9 million compared to 1S2018, mainly due to the cash inflows in the 1S2018 corresponding to the issuance of Notes for US$ 500 million which were applied for the pre-cancellation of existing financial debt and the acquisition of capital expenditures. During 1S2019 the Company paid dividends of Ps. 7,553.2 million provided by the meetings of Shareholders and Board of Directors held on April 11, 2019.

Second quarter earnings conference call

TGS invites you to participate in the conference call to discuss this 2Q2019 announcement on Thursday August 8, 2019 at 10:00 a.m. New York time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to http://www.tgs.com.ar/en/home.

Below, financial information is provided.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

Financial Information for the 1S2019, 1S2018, 1Q2019 and 1Q2018

(In millions of Argentine pesos, except for per share and
per ADS information in pesos or where otherwise indicated)

	Second Quarters		First Semesters	
	1Q2019	1Q2018	1S2019	1S2018
Natural Gas Transportation	4,918.7	5,346.2	9,293.1	9,145.0
Liquids Production and Commercialization	4,665.6	4,978.7	9,983.0	9,284.6
Other Services	546.8	604.4	981.1	1093.5
Revenues	**10,131.1**	**10,929.3**	**20,257.2**	**19,523.1**
Operating costs	(3,807.9)	(4,229.4)	(8,046.6)	(7,582.9)
Depreciation	(691.3)	(649.3)	(1,349.3)	(1,227.9)
Operating costs	**(4,499.2)**	**(4,878.7)**	**(9,395.9)**	**(8,810.8)**
Gross Profit	**5,631.9**	**6,050.6**	**10,861.3**	**10,712.3**
Administrative and Selling Expenses	(873.5)	(642.1)	(1,782.2)	(1,226.4)
Other Operating Results	(26.6)	(839.6)	(61.7)	(851.1)
Operating profit	**4,731.8**	**4,568.9**	**9,017.4**	**8,634.8**
Net Financial Results	1,195.5	(2,500.9)	565.3	(2,614.5)
Share of loss from associates	(25.0)	(5.8)	(30.0)	(3.0)
Total comprehensive income before Income Tax	**5,902.3**	**2,062.2**	**9,552.7**	**6,017.3**
Income Tax expense	(1,848.5)	(691.5)	(2,874.0)	(2,108.8)
Total comprehensive income	**4,053.8**	**1,370.7**	**6,678.7**	**3,908.5**
Earnings per share	**5.222**	**1.730**	**8.506**	**4.926**
Earnings per ADS	**26.110**	**8.651**	**42.531**	**24.631**

Consolidated Business Segment Information

for the 1S2019 and 1S2018

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 1S2019 and 1S2018

(In millions of Argentine pesos)

	1S2019	1S2018
Cash flows provided by operating activities		
Total comprehensive income for the period	6,678.7	3,908.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	1,408.1	1,281.5
Derivate financial instruments results	9.5	-
Disposal of property, plant and equipment	83.4	-
Increase in allowances and provisions	107.7	62.6
Share of loss from associates	30.0	3.0
Interest expense accrual	895.6	911.4
Interest income on other financial assets other than cash and cash equivalents	(25.5)	(502.6)
Income tax	2,874.0	2,108.8
Foreign exchange loss	735.3	3,089.4
Gain on monetary position	(2,039.4)	(1,015.3)
Changes in assets and liabilities:		
Trade receivables	(1,613.7)	(1,561.7)
Other receivables	(663.3)	(856.9)
Inventories	(202.3)	(580.5)
Trade payables	(175.0)	(112.9)
Payroll and social security taxes payable	18.8	(18.0)
Taxes payable	(165.2)	(6.9)
Contract assets	(46.4)	(85.3)
Other payables	89.5	13.7
Provisions	-	(1.0)
Interest paid	(788.7)	(348.2)
Income tax paid	(2,631.3)	(2,440.3)
Contract liabilities	449.3	122.7
Cash flows provided by operating activities	**5,029.1**	**3,972.0**
Cash flows used in investing activities		
Additions to property, plant and equipment	(6,596.4)	(2,188.5)
Financial assets not considered cash equivalents	(6,891.9)	(5,100.8)
Cash flows used in investing activities	**(13,488.3)**	**(7,289.3)**
Cash flows used in financing activities		
Payment of loans	(14.9)	(1,499.0)
Payment of redemption of loans	-	(5,864.1)
Proceeds from loans	-	16,898.5
Cost of adquisition of treasury shares	(670.7)	(827.3)
Dividend paid	(7,553.2)	-
Cash flows (used in) / provided by financing activities	**(8,238.8)**	**8,708.1**
Net decrease / (increase) in cash and cash equivalents	**(16,698.0)**	**5,390.8**
Cash and cash equivalents at the beginning of the year	20,350.6	4,788.8
Foreign exchange gain on cash and cash equivalents	2,390.1	4,715.9
Monetary result effect on cash and cash equivalents	(3,205.3)	(1,268.7)
Cash and cash equivalents at the end of the period	**2,837.4**	**13,626.8**

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar/en/investors/our-company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: August 7, 2019